OPERATING AGREEMENT

FOR

GYM RAT FILMS LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

This Operating Agreement (this "Agreement"), is made as of August 30, 2018 by and among the parties listed on the signature pages hereof (collectively referred to as the "Members" or individually as a "Member"), with reference to the following facts:

A.   The Members [have/will cause to be] filed Articles of Organization (the "Articles") for GYM RAT FILMS LLC (the "Company"), a limited liability company under the laws of the State of California, with the California Secretary of State.

B.   The Members desire to adopt and approve an operating agreement for the Company under the Beverly-Killea Limited Liability Company Act (the "Act").

NOW, THEREFORE, the Members by this Agreement set forth the operating agreement for the Company upon the terms and subject to the conditions of this Agreement.

I ARTICLE

ORGANIZATIONAL MATTERS

1   <u>Name</u>. The name of the Company shall be "GYM RAT FILMS LLC." The Company may conduct business under that name or any other name approved by the Members.

2   <u>Term</u>.   The term of the Company commenced as of the date of the filing of the Articles and, unless sooner terminated under Section 9.1, shall terminate on July 25, 2057.

3   <u>Office and Agent</u>. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be at 11301 West Olympic Blvd Suite 379 Los Angeles California 90064 or such location as the Members may determine. The registered agent shall be as stated in the Articles or as otherwise

determined by the Members.

4   <u>Business of the Company</u>. Notwithstanding the purpose of the Company which is described in the Articles, the Company shall not engage in any business other than the following without the consent of all the Members:

(a)   the business of Motion Picture and Television production and distribution; and

(b)   such other activities directly related to the foregoing business as may be necessary or advisable in the reasonable opinion of the Members to further such business.

II ARTICLE
CAPITAL CONTRIBUTIONS

5   <u>Capital Contributions</u>. Each Member shall make a cash contribution to the capital of the Company in the amount shown opposite the Member's name on Exhibit A attached hereto. No Member shall be required to make any additional contributions to the capital of the Company. Additional contributions to the capital of the Company shall be made only with the unanimous consent of the Members. Except as provided in this Agreement, no Member may withdraw his or her capital contribution.

6   <u>Capital Accounts</u>. The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). Upon a valid transfer of a Member's interest in the Company ("Membership Interest") in accordance with Article VI, such Member's Capital Account shall carry over to the new owner.

7   <u>No Interest</u>. The Company shall not pay any interest on capital contributions.

III ARTICLE
MEMBERS

8   <u>Admission of Additional Members</u>. Additional Members may be admitted with the approval of all Members. Additional Members will participate in the management, "Net Profits", "Net Losses" (as such terms are defined in Section 5.1), and distributions of the Company on such terms as are determined by the Members. Exhibit A shall be amended upon the admission

of an additional Member to set forth such Member's name and capital contribution.

9   <u>Withdrawals or Resignations</u>. Any Member who is under an obligation to render services to the Company may withdraw or resign as a Member at any time upon 120 days prior written notice to the Company, without prejudice to the rights, if any, of the Company or the other Members under any contract to which the withdrawing Member is a party. In the event of such withdrawal, such Member's Membership Interest shall be terminated, such Member shall thereafter only have the rights of a transferee as described in Section 6.3 and such Membership Interest shall be subject to purchase and sale as provided in Section 7.2. No other Member may withdraw, retire or resign from the Company.

10   <u>Payments to Members</u>. Except as specified in this Agreement or pursuant to a transaction permitted by Section 4.6, no Member or person or entity controlled by, controlling or under common control with the Member (each such person or entity is defined as an "Affiliate"), is entitled to remuneration for services rendered or goods provided to the Company. However, the Company shall reimburse the Members and their Affiliates for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company, prepare the Articles and this Agreement and, as approved by the Members, for the actual cost of goods and materials used by the Company.

IV ARTICLE

MANAGEMENT AND CONTROL OF THE COMPANY

11   <u>Management and Powers</u>. In entering into this Agreement, the intent of each Member is to actively engage in the management of the Company. Accordingly, unless otherwise limited by the Articles or this Agreement, each Member shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform all other acts or activities customary or incident to the management of the Company's business, property and affairs.

12   <u>Limitations on Power of Members</u>. Notwithstanding any other provisions of this Agreement, no debt or liability of more than $1,000,000.00 may be contracted on behalf of the Company without the approval of the Members and the signature of 1 Members is required to sign contracts and obligations on behalf of the Company. Additionally, no Member shall have authority to cause the Company to engage in the following transactions without first obtaining the approval of Members holding most of the Membership Interests:

(i)   The sale, exchange or other disposition of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a six-month period, except in the orderly liquidation and winding up of the business of the Company upon its duly authorized dissolution.

(ii)   The merger of the Company with another limited liability company or corporation, general partnership, limited partnership or other entity (except that any act which would cause a Member to incur personal liability for the obligations of the Company or its successor shall also require the consent of such Member).

(iii)   An alteration of the authorized businesses of the Company as set forth in Section 1.4.

(iv)   Any act which would make it impossible to carry on the ordinary business of the Company.

(v)   The confession of a judgment against the Company.

(vi)   Any other transaction described in this Agreement as requiring the approval, consent or vote of the Members.

13   <u>Member Approval</u>. No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act. Unless otherwise provided in this Agreement, approval of the Members shall mean the approval of Members who hold a majority of the Membership Interests.

14   <u>Devotion of Time</u>. Each Member shall devote whatever time or effort as he or she deems appropriate for the furtherance of the Company's business.

15   <u>Competing Activities</u>. The Members and their Affiliates may engage or invest in any activity, including without limitation those that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived therefrom. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for his or her own account or to recommend such opportunity to persons other than the Company. The Members acknowledge that certain Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Members' time. Each Member hereby waives any and all rights and claims which he or she may otherwise have against the other Members and their Affiliates because of any of such activities.

16   <u>Transactions between the Company and the Members</u>. Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them or if Members holding a majority of the Membership Interests held by the Members having no interest in such transaction (other than their interests as Members) approve the transaction in writing.

V ARTICLE

ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

17   <u>Definitions</u>.   When used in this Agreement, the following terms shall have the meanings set forth below:

"<u>Code</u>" shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Treasury Regulations.

"<u>Company Minimum Gain</u>" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d).

"<u>Member Nonrecourse Debt</u>" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treasury Regulations Section 1.704-2(b)(4).

"<u>Member Nonrecourse Deductions</u>" shall mean items of Company loss, deduction, or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt.

"<u>Net Profits</u>" and "<u>Net Losses</u>" shall mean the income, gain, loss, deductions, and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the method of accounting at the close of each fiscal year employed on the Company's information tax return filed for federal income tax purposes.

"<u>Nonrecourse Liability</u>" shall have the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

"Treasury Regulations" shall mean the final or temporary regulations that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code, and any successor regulations.

18   <u>Allocations of Net Profit and Net Loss.</u>

A.   <u>Net Loss</u>. Net Loss shall be allocated to the Members in proportion to their Membership Interest. Notwithstanding the previous sentence, loss allocations to a Member shall be made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to such Member's share of Company Minimum Gain that would be realized on a foreclosure of the Company's property. Any loss not allocated to a Member because of the foregoing provision shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of losses under this Section 5.2A). Any loss reallocated under this Section 5.2A shall be taken into account in computing subsequent allocations of income and losses pursuant to this Article V, so that the net amount of any item so allocated and the income and losses allocated to each Member pursuant to this Article V, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to this Article V if no reallocation of losses had occurred under this Section 5.2A.

B.   <u>Net Profit</u>. Net Profit shall be allocated to the Members in proportion to their Membership Interests.

19   <u>Special Allocations.</u> Notwithstanding Section 5.2,

A.   <u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section 5.3A shall be made in proportion to the amounts required to be allocated to each Member under this Section 5.3A. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 5.3A is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

B.   <u>Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt</u>. If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any fiscal year, each member who has a share of the Company Minimum Gain attributable to such

Member Nonrecourse Debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)). Allocations pursuant to this Section 5.3B shall be made in proportion to the amounts required to be allocated to each Member under this Section 5.3B. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 5.3B is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

C.   Nonrecourse Deductions. Any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be specially allocated to the Members in proportion to their Membership Interests.

D.   Member Nonrecourse Deductions. Those items of Company loss, deduction, or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i).

E.   Qualified Income Offset. If a Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 5.3E shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article V so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member pursuant to this Section 5.3E to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article V if such unexpected adjustments, allocations, or distributions had not occurred.

20   Code Section 704(c) Allocations. Notwithstanding any other provision in this Article V, in accordance with Code Section 704(c) and the Treasury Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this Section 5.4 are solely for purposes of federal, state and local taxes. As such, they shall not affect

or in any way be considered in computing a Member's Capital Account or share of profits, losses, or other items of distributions pursuant to any provision of this Agreement.

21   Distribution of Assets by the Company. Subject to applicable law and any limitations contained elsewhere in this Agreement, Members holding a majority of the Membership Interests may elect from time to time to cause the Company to make distributions. Distributions shall be first to the Members in proportion to their unreturned capital contributions until each Member has recovered his or her capital contributions, and then to the Members in proportion to their Membership Interests.

VI ARTICLE
TRANSFER AND ASSIGNMENT OF INTERESTS

22   Transfer and Assignment of Interests. No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of his or her Membership Interest (collectively, "transfer") except with the prior approval of all Members, which approval may be given or withheld in the sole discretion of the Members.

23   Substitution of Members. A transferee of a Membership Interest shall have the right to become a substitute Member only if consent of the Members is given in accordance with Section 6.1, such person executes an instrument satisfactory to the Members accepting and adopting the terms and provisions of this Agreement, and such person pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

24   Transfers in Violation of this Agreement and Transfers of Partial Membership Interests. Upon a transfer in violation of this Article VI, the transferee shall have no right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to receive the share of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the remaining Members, a transfer in violation of this Article VI would cause the termination of the Company under the Code, in the sole discretion of the remaining Members, the transfer shall be null and void.

VII ARTICLE
CONSEQUENCES OF DISSOLUTION EVENTS AND

TERMINATION OF MEMBERSHIP INTEREST

25   <u>Dissolution Event</u>. Upon the occurrence of the death, withdrawal, resignation, retirement, insanity, bankruptcy or dissolution of any Member ("Dissolution Event"), the Company shall dissolve unless all of the remaining Members ("Remaining Members") consent within ninety (90) days of the Dissolution Event to the continuation of the business of the Company. If the Remaining Members so consent, the Company and/or the Remaining Members shall [have the right to] purchase, and [if such right is exercised,] the Member (or his or her legal representative) whose actions or conduct resulted in the Dissolution Event ("Former Member") shall sell, the Former Member's Membership Interest ("Former Member's Interest") as provided in this Article VII.

26   <u>Withdrawal</u>. Notwithstanding Section 7.1, upon the withdrawal by a Member in accordance with Section 3.2 such Member shall be treated as a Former Member, and, unless the Company dissolves as a result of such withdrawal, the Company and/or the Remaining Members shall [have the right to] purchase, and [if such right is exercised,] the Former Member shall sell, the Former Member's Interest as provided in this Article VII.

27   <u>Purchase Price</u>. The purchase price for the Former Member's Interest shall be the fair market value of the Former Member's Interest as determined by an independent appraiser jointly selected by the Former Member and by Remaining Members holding a majority of the remaining Membership Interests. The Company and the Former Member shall each pay one-half of the cost of the appraisal. Notwithstanding the foregoing, if the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members as a result of such breach.

28   <u>Notice of Intent to Purchase</u>. Within thirty (30) days after the fair market value of the Former Member's Interest has been determined in accordance with Section 7.3, each Remaining Member shall notify the Members in writing of his or her desire to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to submit a notice within the applicable period shall constitute an election on the part of the Member not to purchase any of the Former Member's Interest. Each Remaining Member so electing to purchase shall be entitled to purchase a portion of the Former Member's Interest in the same proportion that the Membership Interest of the Remaining Member bears to the aggregate of the Membership Interests of all of the Remaining Members electing to purchase the Former Member's Interest.

29   <u>Election to Purchase Less Than All of the Former Member's Interest</u>. If any Remaining Member elects to purchase none or less than all of his or her pro rata share of the Former Member's Interest, then the Remaining Members can elect to purchase more than their pro rata share. If the Remaining Members fail to purchase the entire interest of the Former Member, the Company [may] [shall] purchase any remaining share of the Former Member's Interest. [Any

purchase of a Former Member's Interest must be the entire interest.]

30   <u>Payment of Purchase Price</u>. The Company or the Remaining Members, as the case may be, shall pay at the closing one-fifth (1/5) of the purchase price and the balance of the purchase price shall be paid in four equal annual principal installments, plus accrued interest, and be payable each year on the anniversary date of the closing. The unpaid principal balance shall accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Company and the Remaining Members shall have the right to prepay in full or in part at any time without penalty. The obligation of each purchasing Remaining Member, and the Company, as applicable, to pay its portion of the balance due shall be evidenced by a separate promissory note executed by the respective purchasing Remaining Member or the Company, as applicable. Each such promissory note shall be in an original principal amount equal to the portion owed by the respective purchasing Remaining Member or the Company, as applicable. The promissory note executed by each purchasing Remaining Member shall be secured by a pledge of that portion of the Former Member's Interest purchased by such Remaining Member.

31   <u>Closing of Purchase of Former Member's Interest</u>. The closing for the sale of a Former Member's Interest pursuant to this Article VII shall be held at 10:00 a.m. at the principal office of Company no later than sixty (60) days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or California legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former Member shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Interest. The Former Member, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

VIII ARTICLE
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

32   <u>Books and Records</u>. The books and records of the Company shall be kept in accordance with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in California all of the following:

A.   A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Membership Interest of each Member;

B.		A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

C.		Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

D.		A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

E.		Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

F.		The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

33		Reports. The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (i) such information as is necessary to complete the Members' federal and state income tax or information returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

34		Bank Accounts. The Members shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. Any Member, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money in an amount of less than $one million may be signed by any one Member, acting alone.

35		Tax Matters for the Company. GYM RAT FILMS is appointed the Tax Matters Partner" (as defined in Code Section 6231), to represent the Company (at the Company's expense) in connection with all examination of the Company's affairs by tax authorities and to expend Company funds for professional services and costs associated therewith.

IX ARTICLE
DISSOLUTION AND WINDING UP

36   <u>Conditions of Dissolution</u>. The Company shall dissolve upon the occurrence of any of the following events:

 A.   Upon the happening of any event of dissolution specified in the Articles;

 B.   Upon the entry of a decree of judicial dissolution pursuant to Section 17351 of the Corporations Code;

 C.   Upon the vote of Members holding at least one hundred percent (100%) of the Membership Interests;

 D.   The occurrence of a Dissolution Event and the failure of the Remaining Members to consent in accordance with Section 7.1 to continue the business of the Company within ninety (90) days after the occurrence of such event; or

 E.   The sale of all or substantially all the assets of Company.

37   <u>Winding Up</u>. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all its known creditors.

38   <u>Order of Payment of Liabilities Upon Dissolution</u>. After determining that all the known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive capital account balances, after considering income and loss allocations for the Company's taxable year during which liquidation occurs.

39   <u>Limitations on Payments Made in Dissolution</u>. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member except as provided in Article X.

40   <u>Certificates</u>. The Company shall file with the California Secretary of State a Certificate

of Dissolution upon the dissolution of the Company and a Certificate of Cancellation upon the completion of the winding up of the Company's affairs.

X ARTICLE
INDEMNIFICATION

41   <u>Indemnification of Agents</u>. The Company shall indemnify any Member and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

XI ARTICLE
INVESTMENT REPRESENTATIONS

Each Member hereby represents and warrants to, and agrees with, the Members and the Company as follows:

42   <u>Preexisting Relationship or Experience</u>. He or she has a preexisting personal or business relationship with the Company or one or more of its officers or controlling persons, or by reason of his or her business or financial experience, or by reason of the business or financial experience of his or her financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, he or she is capable of evaluating the risks and merits of an investment in the Company and of protecting his or her own interests in connection with this investment.

43   <u>No Advertising</u>. He or she has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interest.

44   <u>Investment Intent</u>. He or she is acquiring the Membership Interest for investment purposes for his or her own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest. No other person will have any

direct or indirect beneficial interest in or right to the Membership Interest.

XII ARTICLE
MISCELLANEOUS

45   <u>Counsel to the Company</u>. Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Members may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules").

46   <u>Complete Agreement</u>. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

47   <u>Binding Effect</u>. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

48   <u>Interpretation</u>. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by this Agreement was prepared by or at the request of a particular Member or his or her counsel.

49   <u>Jurisdiction</u>. Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in California in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be affected by service of process by registered or certified mail addressed as provided in Section 12.8 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of California.

50   <u>Arbitration</u>. Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall be submitted to the American Arbitration Association for arbitration in Los Angeles, California. The costs of the arbitration, including any

American Arbitration Association administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The provisions of Sections 1282.6, 1283, and 1283.05 of the California Code of Civil Procedure apply to the arbitration. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

51   <u>Severability</u>. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

52   <u>Notices</u>. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

53   <u>Amendments</u>. All amendments to this Agreement will be in writing and signed by all the Members.

54   <u>Multiple Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

55   <u>Attorney Fees</u>. In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section: attorney fees shall include, without limitation, fees incurred in the following: (1) post judgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

56   Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

57   Consent of Spouse. Within ten (10) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a consent substantially in the form attached to this Agreement.

   IN WITNESS WHEREOF, all the Members of GYM RAT FILMS LLC, A California Limited Liability Company, have executed this Agreement, effective as of the date written above

        MEMBER: Joshua Murray



        _____

[Exhibit A follows]

Gym Rat Films, LLC

IN WITNESS WHEREOF, as of this $\underline{15^{th}}$ day of $\underline{July}$ 2019___, the Investor identified as such below ("Purchaser" or "Investor") hereby executes this Subscription Agreement and subscribes to:

TOTAL SUBSCRIPTION FOR: $ ___10,000___ ($5,000.00 for each Unit Purchased)
___2___ of the 20 Units of Class "A" Membership Interest Shares with each Unit consisting of five percent (5%) equity ownership in the GYM RAT FILMS, LLC – a California Limited Liability Company. The percentage may increase or decrease based on the relationship of the unit purchase price to the ultimate designated budget. The total offering represents 50% equity of the Company priced at $5,000.00 per Unit for a maximum of $100,000.00, which may fluctuate based on the needs of the production. The investor pool shall receive 120% of their respective initial investment prior to any profit distribution to non-investor equity participants

Investor understands and agrees that:

I. SUBSCRIPTION FOR THE PURCHASE OF INTEREST SHARES.

(1) The Investor agrees to become a shareholder of GYM RAT FILMS, LLC– ("the Company") and in connection therewith subscribes for and agrees to purchase Preferred Units of Series Membership Interest Shares in this Offering and to make a capital contribution ("Capital Contribution") to the Company in the amount stated above, and on the terms provided for herein.
. The minimum initial subscription is $5,000.00, subject to the sole discretion of the Managing Committee to accept lesser amounts. The Investor agrees to, and understands, the terms and conditions upon which the Preferred Units of Series Membership Interest Shares are being offered.
(2) In the event this Subscription is not accepted by the Company, then the funds transmitted herewith shall be returned to the Investor, without reduction and without interest, and thereupon this Subscription Agreement shall be null and void.
(3) Investor understands that this Subscription is not binding on the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement where indicated below. The Company reserves the right to reject this Subscription for the purchase of Preferred Units of Series Membership Interest Shares for any reason or no reason, in whole or in part, and at any time prior to acceptance thereof. In the event of rejection of this Subscription, the Subscription Payment will be promptly returned to the Investor without deduction along with this Subscription Agreement, and this Subscription Agreement shall have no force and effect. Upon acceptance of this Subscription by the Company, the Investor shall be a shareholder. The account in which the Subscription Payments are received will not be an interest-bearing account.
(4) Investor acknowledges that he has received, read, understood and is familiar with the terms of the Offering pursuant to which this Subscription is being made. Purchaser further acknowledges that, except as set forth, no representations or warranties have been made to him by the Company, or by any person acting on behalf of the Company, with respect to the Preferred Units of Series Membership Interest Shares, the business of the Company, the financial condition of the Company, and/or the economic, tax or other aspects or consequences of a subscription for the Interest shares, and that the Purchaser has not relied upon any information concerning the Offering, written or oral, and the documents attached. Furthermore, no representations were made by the Company, which were in any way inconsistent with this Subscription Agreement or its exhibits.
(5) The Investor understands the business objectives and the business strategies, which may be pursued by the Company. The Investor's investment in the Preferred Units of Series Membership Interest Shares is consistent with the investment objectives and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor has not
reproduced, duplicated or delivered this Subscription Agreement to any other person, except professional advisors to the Investor or as instructed by Company principals.
(6) Investor recognizes that an investment in the Preferred Units of Series Membership Interest Shares involves significant RISKS. Investors were encouraged to seek independent counsel concerning subscribing to the Company's Interest shares.
(7) The Preferred Units of Series Membership Interest Shares have not been registered under the Securities Act of 1933, as amended ("the Act"), the CALIFORNIA Limited Liability Company Act, ("CALIFORNIA Act"), or the

securities laws of any State (taken together as "Act(s)"), but are being offered in reliance upon exemptions provided by Regulation D, Rule 506.

(8) Investor represents that he is acquiring the subscribed for hereunder as an investment for his own account and not for the accounts of others, and not for the transfer, assignment, resale or distribution thereof, in whole or in part.

(9) This Offering consists of Interest shares, which cannot be resold or otherwise transferred unless they are registered under the Act(s) or conveyed via a provable exemption at both the Federal and State levels. The Company is the only entity which may register the Preferred Units of Series Membership Interest Shares contained in the Offering under the Act(s) and the Company has not made any representations regarding the registration of the Preferred Units of Series Membership Interest Shares or compliance with Regulation D or some other exemption under the Act(s). Investor will not sell or attempt to sell the Preferred Units of Series Membership Interest Shares without registration under the Act(s) and any other applicable State law, unless such exemptions exist and are proven to the Company by a written opinion of legal counsel at the Investor's expense. Investor acknowledges and accepts all of the restrictions and conditions set forth in the Act(s) regarding these Interest shares

(10) The Investor hereby acknowledges that no representations or guarantees have been made to him as to the performance of the aforementioned securities by any agent or representative of the Company and the Investor understands that he/she may not make any return on the investment and may, in fact, lose the investment.

(11) The Investor agrees and is aware that:

(a) no Federal or State agency has passed upon the Preferred Units of Series Membership Interest Shares or made any findings or determination as to the fairness of this investment; and

(b) there are substantial risks of loss of investment incidental to the purchase of the Interest shares.

(12) The Investor understands that there is no public or private market for the aforementioned securities and that he may not be able to sell the aforementioned securities in the future. Any future offer or sale of the aforementioned securities may require registration with the SEC, the State of CALIFORNIA or any other States' securities administrations where the Company intends to offer or sell its securities, or there must be an available exemption from registration by the Investor as to which the Company makes no warranties or representations.

(13) The Investor understands that he/she/it has an absolute right to rescind his/her/its purchase within three days after Investor first tender's consideration for the securities. In order to rescind the purchase, Investor must deliver a letter or telegram to the offices of the Company at 5502 Corteen Pl. Valley Village, CA 91607, Attention: MANAGER, within the three-day rescission period and state in such letter that the securities purchase is being rescinded.

(14) The Investor understands that the Company's business, methods and operations are PROPRIETARY AND CONFIDENTIAL. Investor agrees to hold such information in confidence and not divulge such information to anyone. Investor further agrees not compete with the activities of the Company in any manner that might adversely affect the performance of the Company. Investor further agrees that any confidential information of the Company shall be deemed a "trade secret" as that term is defined under the Economic Espionage Act of 1996 (the "Act"). Investor further agrees and acknowledges that the provisions of this Agreement constitute reasonable steps by the Company under the Act and applicable provisions of the CALIFORNIA Statutes to maintain the secrecy and confidentiality of the Company's proprietary, confidential and trade secret information.

(15) Purchaser understands that, in furtherance of the transfer restrictions stated above:

(i) The Company will record stop transfer instructions in its shares record books to restrict an impermissible resale or other transfer of the securities; and

(ii) Each document evidencing the securities will bear a restrictive legend in substantially the following form: The Preferred Units of Series Membership Interest Shares evidenced by this certificate have not been registered under either the Securities Act of 1933, as amended, or the securities laws of any State including the CALIFORNIA Act, as amended. These securities may not be offered for sale, sold, assigned, pledged, hypothecated, or otherwise transferred at any time absent either (A) registration of the transaction under the Securities Act of 1933, as amended, the CALIFORNIA Act, as amended, and every other applicable State securities law or (B) the issuer's receipt of an acceptable opinion of counsel that registration of the transaction under those laws is not required.

II. REPRESENTATIONS AND WARRANTIES

Investor represents and warrants as follows:

(a) The offer to sell the Preferred Units of Series Membership Interest Shares was directly communicated to Investor prior to the date hereof and done in such a manner that Investor, and his counsel and advisors, if applicable, were able to ask questions and receive answers concerning
the terms of this Offering;

(b) The Investor and/or his purchaser representative were given access by the Company to all requested information and material to the extent such materials and information were possessed by the Company.

(c) The Investor can afford a complete loss of the investment in the Interest shares, can afford to hold the investment in the Preferred Units of Series Membership Interest Shares for an indefinite period of time, and acknowledges that distributions, if paid, may be paid in cash or in kind.

(d) The Investor is acquiring the Preferred Units of Series Membership Interest Shares subscribed for herein for its own account, for investment purposes only and not with a view to distribute or resell such Preferred Units of Series Membership Interest Shares in whole or in part.

(e) The Investor hereby agrees to be otherwise bound by the terms of the Operating Agreement and understands that as a condition of ownership of this Membership Interest, hereby executes, adopts, and agrees to all terms of, and all conditions and representations under, the Operating Agreement and the Series Supplement.

III. INDEMNIFICATION

(1) The Investor hereby releases, acquits, indemnifies and holds harmless the Company and its officers, directors, employees, agents, and those acting in concert or participation with them from:

(a) any and all claims, actions or matters having to do with the lack of registration of the aforementioned securities; and

(b) any and all claims or actions which are related to or caused by the Investor's failure to fulfill any of the terms and conditions of this Agreement; and

(c) any and all claims or actions which arise out of or are based upon the Investor providing material misstate of facts, misleading or false information to the Company or its representatives, or failing to disclose material facts in these Subscription Documents or otherwise in
connection with this Offering.

Investor shall indemnify the Company from the foregoing claims and actions, and will be responsible for all damages, costs, and expenses arising
there from, including attorney's fees through trial, arbitration and appeal.

IV. MISCELLANEOUS PROVISIONS

(1) The Investor agrees that the terms and conditions of this Agreement shall be governed by and construed in accordance with the laws of State of CALIFORNIA without regard to any statutory or common-law provision pertaining to conflicts of laws. Investor agrees that only courts of competent jurisdiction in State of CALIFORNIA shall have concurrent jurisdiction with the arbitration tribunals of the American Arbitration Association for purposes of entering temporary, preliminary and permanent injunctive relief and with regard to any action arising from the Offering or out of any breach or alleged breach of this Agreement. Investor agrees to submit to the personal jurisdiction of such courts and any other applicable court within the State
of STATE OF LLC.

(2) Investor agrees that all controversies, claims, disputes and matters in question arising out of, or related to the Offering, this Agreement, the breach of this Agreement, or any other matter or claim whatsoever between Investor and the Company shall be decided by binding arbitration before
the American Arbitration Association, utilizing its Commercial Rules. Venue for any arbitration between the Company and Investor shall be and is mandatory in State of STATE OF LLC, to the exclusion of all other places of venue, for all matters that arise under this Agreement.

(3) This Agreement may be amended or modified only in a writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.

(4) Investor agrees and acknowledges that The GYM RAT FILMS, LLC is a CALIFORNIA Series Limited Liability Company, and neither The GYM RAT FILMS, LLC as a whole, nor any other Series therein, aside from "" are a

party to this Agreement. Under any and all circumstances, the Investor's remedy for any and all breaches of this Agreement shall not apply to The GYM RAT FILMS LLC, nor any other Series therein. The Investor knowingly and expressly waives any right to collect a future judgment on, or put

a lien against, any assets other than those held by "" alone.

(5) This Agreement binds and inures to the benefit of the representatives, heirs, successors and permitted assigns of the respective parties hereto.

(6) Each party hereto agrees for itself, its successors and permitted assigns to execute any and all instruments necessary for the fulfillment of the terms of this Agreement.

(7) This Agreement may be executed in counterparts.

(8) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any governing provisions of the rules, regulations, statutes, or internally prepared documents or agreements of the Investor. The signature on this Agreement is genuine, and the signatory, if the Investor is an individual, has legal

competence and capacity to execute the same, or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms. Investor acknowledges that he/she/it has read the foregoing material and understands its content and scope, and Investor accepts all the terms, conditions, and restrictions set forth herein.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date set forth below.

Date: __07/15_____, 2019

For Individual Investors: For Investors other than Individuals:

_____

Signature (Print or Type Name of Investor)

__Daniel Murray___ By: _____

(Print or Type Name)

As: _____

(Title)

_____

Signature (if joint) (Print or Type Name of Signatory)

_____

(Print or Type Name)

Gym Rat Films, LLC

IN WITNESS WHEREOF, as of this 23 day of June 2019 , the Investor identified as such below ("Purchaser" or "Investor") hereby executes this Subscription Agreement and subscribes to:

TOTAL SUBSCRIPTION FOR: $ 5,000 ($5,000.00 for each Unit Purchased) JM
___1___ of the 20 Units of Class "A" Membership Interest Shares with each Unit consisting of one five percent (5%) equity ownership in the GYM RAT FILMS, LLC – a California Limited Liability Company. The percentage may increase or decrease based on the relationship of the unit purchase price to the ultimate designated budget. The total offering represents 50% equity of the Company priced at $5,000.00 per Unit for a maximum of $100,000.00, which may fluctuate based on the needs of the production. The investor pool shall receive 120% of their respective initial investment prior to any profit distribution to non-investor equity participants

Investor understands and agrees that:

I. SUBSCRIPTION FOR THE PURCHASE OF INTEREST SHARES.

(1) The Investor agrees to become a shareholder of GYM RAT FILMS, LLC– ("the Company") and in connection therewith subscribes for and agrees to purchase Preferred Units of Series Membership Interest Shares in this Offering and to make a capital contribution ("Capital Contribution") to the Company in the amount stated above, and on the terms provided for herein.
. The minimum initial subscription is $5,000.00, subject to the sole discretion of the Managing Committee to accept lesser amounts. The Investor agrees to, and understands, the terms and conditions upon which the Preferred Units of Series Membership Interest Shares are being offered.
(2) In the event this Subscription is not accepted by the Company, then the funds transmitted herewith shall be returned to the Investor, without reduction and without interest, and thereupon this Subscription Agreement shall be null and void.
(3) Investor understands that this Subscription is not binding on the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement where indicated below. The Company reserves the right to reject this Subscription for the purchase of Preferred Units of Series Membership Interest Shares for any reason or no reason, in whole or in part, and at any time prior to acceptance thereof. In the event of rejection of this Subscription, the Subscription Payment will be promptly returned to the Investor without deduction along with this Subscription Agreement, and this Subscription Agreement shall have no force and effect. Upon acceptance of this Subscription by the Company, the Investor shall be a shareholder. The account in which the Subscription Payments are received will not be an interest-bearing account.
(4) Investor acknowledges that he has received, read, understood and is familiar with the terms of the Offering pursuant to which this Subscription is being made. Purchaser further acknowledges that, except as set forth, no representations or warranties have been made to him by the Company, or by any person acting on behalf of the Company, with respect to the Preferred Units of Series Membership Interest Shares, the business of the Company, the financial condition of the Company, and/or the economic, tax or other aspects or consequences of a subscription for the Interest shares, and that the Purchaser has not relied upon any information concerning the Offering, written or oral, and the documents attached. Furthermore, no representations were made by the Company, which were in any way inconsistent with this Subscription Agreement or its exhibits.
(5) The Investor understands the business objectives and the business strategies, which may be pursued by the Company. The Investor's investment in the Preferred Units of Series Membership Interest Shares is consistent with the investment objectives and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor has not
reproduced, duplicated or delivered this Subscription Agreement to any other person, except professional advisors to the Investor or as instructed by Company principals.
(6) Investor recognizes that an investment in the Preferred Units of Series Membership Interest Shares involves significant RISKS. Investors were encouraged to seek independent counsel concerning subscribing to the Company's Interest shares.
(7) The Preferred Units of Series Membership Interest Shares have not been registered under the Securities Act of 1933, as amended ("the Act"), the CALIFORNIA Limited Liability Company Act, ("CALIFORNIA Act"), or the

securities laws of any State (taken together as "Act(s)")", but are being offered in reliance upon exemptions provided by Regulation D, Rule 506.

(8) Investor represents that he is acquiring the subscribed for hereunder as an investment for his own account and not for the accounts of others, and not for the transfer, assignment, resale or distribution thereof, in whole or in part.

(9) This Offering consists of Interest shares, which cannot be resold or otherwise transferred unless they are registered under the Act(s) or conveyed via a provable exemption at both the Federal and State levels. The Company is the only entity which may register the Preferred Units of Series Membership Interest Shares contained in the Offering under the Act(s) and the Company has not made any representations regarding the registration of the Preferred Units of Series Membership Interest Shares or compliance with Regulation D or some other exemption under the Act(s). Investor will not sell or attempt to sell the Preferred Units of Series Membership Interest Shares without registration under the Act(s) and any other applicable State law, unless such exemptions exist and are proven to the Company by a written opinion of legal counsel at the Investor's expense. Investor acknowledges and accepts all of the restrictions and conditions set forth in the Act(s) regarding these Interest shares

(10) The Investor hereby acknowledges that no representations or guarantees have been made to him as to the performance of the aforementioned securities by any agent or representative of the Company and the Investor understands that he/she may not make any return on the investment and

may, in fact, lose the investment.

(11) The Investor agrees and is aware that:

> (a) no Federal or State agency has passed upon the Preferred Units of Series Membership Interest Shares or made any findings or determination as to the fairness of this investment; and
>
> (b) there are substantial risks of loss of investment incidental to the purchase of the Interest shares.

(12) The Investor understands that there is no public or private market for the aforementioned securities and that he may not be able to sell the aforementioned securities in the future. Any future offer or sale of the aforementioned securities may require registration with the SEC, the State of CALIFORNIA or any other States' securities administrations where the Company intends to offer or sell its securities, or there must be an available exemption from registration by the Investor as to which the Company makes no warranties or representations.

(13) The Investor understands that he/she/it has an absolute right to rescind his/her/its purchase within three days after Investor first tender's consideration for the securities. In order to rescind the purchase, Investor must deliver a letter or telegram to the offices of the Company at 5502 Corteen Pl. Valley Village, CA 91607, Attention: MANAGER, within the three-day rescission period and state in such letter that the securities purchase is being rescinded.

(14) The Investor understands that the Company's business, methods and operations are PROPRIETARY AND CONFIDENTIAL. Investor agrees to hold such information in confidence and not divulge such information to anyone. Investor further agrees not compete with the activities of the Company in any manner that might adversely affect the performance of the Company. Investor further agrees that any confidential information of the Company shall be deemed a "trade secret" as that term is defined under the Economic Espionage Act of 1996 (the "Act"). Investor further agrees and acknowledges that the provisions of this Agreement constitute reasonable steps by the Company under the Act and applicable provisions of the CALIFORNIA Statutes to maintain the secrecy and confidentiality of the Company's proprietary, confidential and trade secret information.

(15) Purchaser understands that, in furtherance of the transfer restrictions stated above:

> (i) The Company will record stop transfer instructions in its shares record books to restrict an impermissible resale or other transfer of the securities; and
>
> (ii) Each document evidencing the securities will bear a restrictive legend in substantially the following form: The Preferred Units of Series Membership Interest Shares evidenced by this certificate have not been registered under either the Securities Act of 1933, as amended, or the securities laws of any State including the CALIFORNIA Act, as amended. These securities may not be offered for sale, sold, assigned, pledged, hypothecated, or otherwise transferred at any time absent either (A) registration of the transaction under the Securities Act of 1933, as amended, the CALIFORNIA Act, as amended, and every other applicable State securities law or (B) the issuer's receipt of an acceptable opinion of counsel that registration of the transaction under those laws is not required.

II. REPRESENTATIONS AND WARRANTIES

Investor represents and warrants as follows:

(a) The offer to sell the Preferred Units of Series Membership Interest Shares was directly communicated to Investor prior to the date hereof and done in such a manner that Investor, and his counsel and advisors, if applicable, were able to ask questions and receive answers concerning
the terms of this Offering;

(b) The Investor and/or his purchaser representative were given access by the Company to all requested information and material to the extent such materials and information were possessed by the Company.

(c) The Investor can afford a complete loss of the investment in the Interest shares, can afford to hold the investment in the Preferred Units of Series Membership Interest Shares for an indefinite period of time, and acknowledges that distributions, if paid, may be paid in cash or in kind.

(d) The Investor is acquiring the Preferred Units of Series Membership Interest Shares subscribed for herein for its own account, for investment purposes only and not with a view to distribute or resell such Preferred Units of Series Membership Interest Shares in whole or in part.

(e) The Investor hereby agrees to be otherwise bound by the terms of the Operating Agreement and understands that as a condition of ownership of this Membership Interest, hereby executes, adopts, and agrees to all terms of, and all conditions and representations under, the Operating Agreement and the Series Supplement.

III. INDEMNIFICATION

(1) The Investor hereby releases, acquits, indemnifies and holds harmless the Company and its officers, directors, employees, agents, and those acting in concert or participation with them from:

(a) any and all claims, actions or matters having to do with the lack of registration of the aforementioned securities; and

(b) any and all claims or actions which are related to or caused by the Investor's failure to fulfill any of the terms and conditions of this Agreement; and

(c) any and all claims or actions which arise out of or are based upon the Investor providing material misstate of facts, misleading or false information to the Company or its representatives, or failing to disclose material facts in these Subscription Documents or otherwise in
connection with this Offering.

Investor shall indemnify the Company from the foregoing claims and actions, and will be responsible for all damages, costs, and expenses arising
there from, including attorney's fees through trial, arbitration and appeal.

IV. MISCELLANEOUS PROVISIONS

(1) The Investor agrees that the terms and conditions of this Agreement shall be governed by and construed in accordance with the laws of State of CALIFORNIA without regard to any statutory or common-law provision pertaining to conflicts of laws. Investor agrees that only courts of competent jurisdiction in State of CALIFORNIA shall have concurrent jurisdiction with the arbitration tribunals of the American Arbitration Association for purposes of entering temporary, preliminary and permanent injunctive relief and with regard to any action arising from the Offering or out of any breach or alleged breach of this Agreement. Investor agrees to submit to the personal jurisdiction of such courts and any other applicable court within the State
of STATE OF LLC.

(2) Investor agrees that all controversies, claims, disputes and matters in question arising out of, or related to the Offering, this Agreement, the breach of this Agreement, or any other matter or claim whatsoever between Investor and the Company shall be decided by binding arbitration before
the American Arbitration Association, utilizing its Commercial Rules. Venue for any arbitration between the Company and Investor shall be and is mandatory in State of STATE OF LLC, to the exclusion of all other places of venue, for all matters that arise under this Agreement.

(3) This Agreement may be amended or modified only in a writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.

(4) Investor agrees and acknowledges that The GYM RAT FILMS, LLC is a CALIFORNIA Series Limited Liability Company, and neither The GYM RAT FILMS, LLC as a whole, nor any other Series therein, aside from "" are a

(3) This Agreement may be amended or modified only in a writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.

(4) Investor agrees and acknowledges that The GYM RAT FILMS, LLC is a CALIFORNIA Series Limited Liability Company, and neither The GYM RAT FILMS, LLC as a whole, nor any other Series therein, aside from "" are a party to this Agreement. Under any and all circumstances, the Investor's remedy for any and all breaches of this Agreement shall not apply to The GYM RAT FILMS LLC, nor any other Series therein. The Investor knowingly and expressly waives any right to collect a future judgment on, or put

a lien against, any assets other than those held by "" alone.

(5) This Agreement binds and inures to the benefit of the representatives, heirs, successors and permitted assigns of the respective parties hereto.

(6) Each party hereto agrees for itself, its successors and permitted assigns to execute any and all instruments necessary for the fulfillment of the terms of this Agreement.

(7) This Agreement may be executed in counterparts.

(8) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any governing provisions of the rules, regulations, statutes, or internally prepared documents or agreements of the Investor. The signature on this Agreement is genuine, and the signatory, if the Investor is an individual, has legal

competence and capacity to execute the same, or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms. Investor acknowledges that he/she/it has read the foregoing material and understands its content and scope, and Investor accepts all the terms, conditions, and restrictions set forth herein.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date set forth below.

Date: ___June 23_____ , 2019
For Individual Investors: For Investors other than Individuals:



Craig L. Renhart

Signature (Print or Type Name of Investor)

_____ By: _____
(Print or Type Name)
As: _____
(Title)

_____
Signature (if joint) (Print or Type Name of Signatory)

_____
(Print or Type Name)

Gym Rat Films, LLC

IN WITNESS WHEREOF, as of this 29ᵗʰ day of June 2019 , the Investor identified as such below ("Purchaser" or "Investor") hereby executes this Subscription Agreement and subscribes to:

TOTAL SUBSCRIPTION FOR: $ 5,000 ($5,000.00 for each Unit Purchased)
1 of the 20 Units of Class "A" Membership Interest Shares with each Unit consisting of five percent (5%) equity ownership in the GYM RAT FILMS, LLC – a California Limited Liability Company. The percentage may increase or decrease based on the relationship of the unit purchase price to the ultimate designated budget. The total offering represents 50% equity of the Company priced at $5,000.00 per Unit for a maximum of $100,000.00, which may fluctuate based on the needs of the production. The investor pool shall receive 120% of their respective initial investment prior to any profit distribution to non-investor equity participants

Investor understands and agrees that:

I. SUBSCRIPTION FOR THE PURCHASE OF INTEREST SHARES.

(1) The Investor agrees to become a shareholder of GYM RAT FILMS, LLC– ("the Company") and in connection therewith subscribes for and agrees to purchase Preferred Units of Series Membership Interest Shares in this Offering and to make a capital contribution ("Capital Contribution") to the Company in the amount stated above, and on the terms provided for herein.
. The minimum initial subscription is $5,000.00, subject to the sole discretion of the Managing Committee to accept lesser amounts. The Investor agrees to, and understands, the terms and conditions upon which the Preferred Units of Series Membership Interest Shares are being offered.
(2) In the event this Subscription is not accepted by the Company, then the funds transmitted herewith shall be returned to the Investor, without reduction and without interest, and thereupon this Subscription Agreement shall be null and void.
(3) Investor understands that this Subscription is not binding on the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement where indicated below. The Company reserves the right to reject this Subscription for the purchase of Preferred Units of Series Membership Interest Shares for any reason or no reason, in whole or in part, and at any time prior to acceptance thereof. In the event of rejection of this Subscription, the Subscription Payment will be promptly returned to the Investor without deduction along with this Subscription Agreement, and this Subscription Agreement shall have no force and effect. Upon acceptance of this Subscription by the Company, the Investor shall be a shareholder. The account in which the Subscription Payments are received will not be an interest-bearing account.
(4) Investor acknowledges that he has received, read, understood and is familiar with the terms of the Offering pursuant to which this Subscription is being made. Purchaser further acknowledges that, except as set forth, no representations or warranties have been made to him by the Company, or by any person acting on behalf of the Company, with respect to the Preferred Units of Series Membership Interest Shares, the business of the Company, the financial condition of the Company, and/or the economic, tax or other aspects or consequences of a subscription for the Interest shares, and that the Purchaser has not relied upon any information concerning the Offering, written or oral, and the documents attached. Furthermore, no representations were made by the Company, which were in any way inconsistent with this Subscription Agreement or its exhibits.
(5) The Investor understands the business objectives and the business strategies, which may be pursued by the Company. The Investor's investment in the Preferred Units of Series Membership Interest Shares is consistent with the investment objectives and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor has not reproduced, duplicated or delivered this Subscription Agreement to any other person, except professional advisors to the Investor or as instructed by Company principals.
(6) Investor recognizes that an investment in the Preferred Units of Series Membership Interest Shares involves significant RISKS. Investors were encouraged to seek independent counsel concerning subscribing to the Company's Interest shares.
(7) The Preferred Units of Series Membership Interest Shares have not been registered under the Securities Act of 1933, as amended ("the Act"), the CALIFORNIA Limited Liability Company Act, ("CALIFORNIA Act"), or the

securities laws of any State (taken together as "Act(s)")", but are being offered in reliance upon exemptions provided by Regulation D, Rule 506.

(8) Investor represents that he is acquiring the subscribed for hereunder as an investment for his own account and not for the accounts of others, and not for the transfer, assignment, resale or distribution thereof, in whole or in part.

(9) This Offering consists of Interest shares, which cannot be resold or otherwise transferred unless they are registered under the Act(s) or conveyed via a provable exemption at both the Federal and State levels. The Company is the only entity which may register the Preferred Units of Series Membership Interest Shares contained in the Offering under the Act(s) and the Company has not made any representations regarding the registration of the Preferred Units of Series Membership Interest Shares or compliance with Regulation D or some other exemption under the Act(s). Investor will not sell or attempt to sell the Preferred Units of Series Membership Interest Shares without registration under the Act(s) and any other applicable State law, unless such exemptions exist and are proven to the Company by a written opinion of legal counsel at the Investor's expense. Investor acknowledges and accepts all of the restrictions and conditions set forth in the Act(s) regarding these Interest shares

(10) The Investor hereby acknowledges that no representations or guarantees have been made to him as to the performance of the aforementioned securities by any agent or representative of the Company and the Investor understands that he/she may not make any return on the investment and may, in fact, lose the investment.

(11) The Investor agrees and is aware that:

> (a) no Federal or State agency has passed upon the Preferred Units of Series Membership Interest Shares or made any findings or determination as to the fairness of this investment; and

> (b) there are substantial risks of loss of investment incidental to the purchase of the Interest shares.

(12) The Investor understands that there is no public or private market for the aforementioned securities and that he may not be able to sell the aforementioned securities in the future. Any future offer or sale of the aforementioned securities may require registration with the SEC, the State of CALIFORNIA or any other States' securities administrations where the Company intends to offer or sell its securities, or there must be an available exemption from registration by the Investor as to which the Company makes no warranties or representations.

(13) The Investor understands that he/she/it has an absolute right to rescind his/her/its purchase within three days after Investor first tender's consideration for the securities. In order to rescind the purchase, Investor must deliver a letter or telegram to the offices of the Company at 5502 Corteen Pl. Valley Village, CA 91607, Attention: MANAGER, within the three-day rescission period and state in such letter that the securities purchase is being rescinded.

(14) The Investor understands that the Company's business, methods and operations are PROPRIETARY AND CONFIDENTIAL. Investor agrees to hold such information in confidence and not divulge such information to anyone. Investor further agrees not compete with the activities of the Company in any manner that might adversely affect the performance of the Company. Investor further agrees that any confidential information of the Company shall be deemed a "trade secret" as that term is defined under the Economic Espionage Act of 1996 (the "Act"). Investor further agrees and acknowledges that the provisions of this Agreement constitute reasonable steps by the Company under the Act and applicable provisions of the CALIFORNIA Statutes to maintain the secrecy and confidentiality of the Company's proprietary, confidential and trade secret information.

(15) Purchaser understands that, in furtherance of the transfer restrictions stated above:

> (i) The Company will record stop transfer instructions in its shares record books to restrict an impermissible resale or other transfer of the securities; and

> (ii) Each document evidencing the securities will bear a restrictive legend in substantially the following form: The Preferred Units of Series Membership Interest Shares evidenced by this certificate have not been registered under either the Securities Act of 1933, as amended, or the securities laws of any State including the CALIFORNIA Act, as amended. These securities may not be offered for sale, sold, assigned, pledged, hypothecated, or otherwise transferred at any time absent either (A) registration of the transaction under the Securities Act of 1933, as amended, the CALIFORNIA Act, as amended, and every other applicable State securities law or (B) the issuer's receipt of an acceptable opinion of counsel that registration of the transaction under those laws is not required.

II. REPRESENTATIONS AND WARRANTIES

Investor represents and warrants as follows:

(a) The offer to sell the Preferred Units of Series Membership Interest Shares was directly communicated to Investor prior to the date hereof and done in such a manner that Investor, and his counsel and advisors, if applicable, were able to ask questions and receive answers concerning
the terms of this Offering;

(b) The Investor and/or his purchaser representative were given access by the Company to all requested information and material to the extent such materials and information were possessed by the Company.

(c) The Investor can afford a complete loss of the investment in the Interest shares, can afford to hold the investment in the Preferred Units of Series Membership Interest Shares for an indefinite period of time, and acknowledges that distributions, if paid, may be paid in cash or in kind.

(d) The Investor is acquiring the Preferred Units of Series Membership Interest Shares subscribed for herein for its own account, for investment purposes only and not with a view to distribute or resell such Preferred Units of Series Membership Interest Shares in whole or in part.

(e) The Investor hereby agrees to be otherwise bound by the terms of the Operating Agreement and understands that as a condition of ownership of this Membership Interest, hereby executes, adopts, and agrees to all terms of, and all conditions and representations under, the Operating Agreement and the Series Supplement.

III. INDEMNIFICATION

(1) The Investor hereby releases, acquits, indemnifies and holds harmless the Company and its officers, directors, employees, agents, and those acting in concert or participation with them from:

(a) any and all claims, actions or matters having to do with the lack of registration of the aforementioned securities; and

(b) any and all claims or actions which are related to or caused by the Investor's failure to fulfill any of the terms and conditions of this Agreement; and

(c) any and all claims or actions which arise out of or are based upon the Investor providing material misstate of facts, misleading or false information to the Company or its representatives, or failing to disclose material facts in these Subscription Documents or otherwise in
connection with this Offering.

Investor shall indemnify the Company from the foregoing claims and actions, and will be responsible for all damages, costs, and expenses arising
there from, including attorney's fees through trial, arbitration and appeal.

IV. MISCELLANEOUS PROVISIONS

(1) The Investor agrees that the terms and conditions of this Agreement shall be governed by and construed in accordance with the laws of State of CALIFORNIA without regard to any statutory or common-law provision pertaining to conflicts of laws. Investor agrees that only courts of competent jurisdiction in State of CALIFORNIA shall have concurrent jurisdiction with the arbitration tribunals of the American Arbitration Association for purposes of entering temporary, preliminary and permanent injunctive relief and with regard to any action arising from the Offering or out of any breach or alleged breach of this Agreement. Investor agrees to submit to the personal jurisdiction of such courts and any other applicable court within the State
of STATE OF LLC.

(2) Investor agrees that all controversies, claims, disputes and matters in question arising out of, or related to the Offering, this Agreement, the breach of this Agreement, or any other matter or claim whatsoever between Investor and the Company shall be decided by binding arbitration before
the American Arbitration Association, utilizing its Commercial Rules. Venue for any arbitration between the Company and Investor shall be and is mandatory in State of STATE OF LLC, to the exclusion of all other places of venue, for all matters that arise under this Agreement.

(3) This Agreement may be amended or modified only in a writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.

(4) Investor agrees and acknowledges that The GYM RAT FILMS, LLC is a CALIFORNIA Series Limited Liability Company, and neither The GYM RAT FILMS, LLC as a whole, nor any other Series therein, aside from "" are a

party to this Agreement. Under any and all circumstances, the Investor's remedy for any and all breaches of this Agreement shall not apply to The GYM RAT FILMS LLC, nor any other Series therein. The Investor knowingly and expressly waives any right to collect a future judgment on, or put

a lien against, any assets other than those held by "" alone.

(5) This Agreement binds and inures to the benefit of the representatives, heirs, successors and permitted assigns of the respective parties hereto.

(6) Each party hereto agrees for itself, its successors and permitted assigns to execute any and all instruments necessary for the fulfillment of the terms of this Agreement.

(7) This Agreement may be executed in counterparts.

(8) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any governing provisions of the rules, regulations, statutes, or internally prepared documents or agreements of the Investor. The signature on this Agreement is genuine, and the signatory, if the Investor is an individual, has legal

competence and capacity to execute the same, or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms. Investor acknowledges that he/she/it has read the foregoing material and understands its content and scope, and Investor accepts all the terms, conditions, and restrictions set forth herein.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date set forth below.

Date: __29 June_____, 2019

For Individual Investors: For Investors other than Individuals:



_____

Signature (Print or Type Name of Investor)

__James R Abbott_____ By: _____

(Print or Type Name)

As: _____

(Title)

_____

Signature (if joint) (Print or Type Name of Signatory)

_____

(Print or Type Name)

Gym Rat Films, LLC

IN WITNESS WHEREOF, as of this _06_ day of _August_ 2019__, the Investor identified as such below ("Purchaser" or "Investor") hereby executes this Subscription Agreement and subscribes to:

TOTAL SUBSCRIPTION FOR: $ _5,000_ ($5,000.00 for each Unit Purchased) of the 20 Units of Class "A" Membership Interest Shares with each Unit consisting of five percent (5%) equity ownership in the GYM RAT FILMS, LLC – a California Limited Liability Company. The percentage may increase or decrease based on the relationship of the unit purchase price to the ultimate designated budget. The total offering represents 50% equity of the Company priced at $5,000.00 per Unit for a maximum of $100,000.00, which may fluctuate based on the needs of the production. The investor pool shall receive 120% of their respective initial investment prior to any profit distribution to non-investor equity participants

Investor understands and agrees that:

I. SUBSCRIPTION FOR THE PURCHASE OF INTEREST SHARES.

(1) The Investor agrees to become a shareholder of GYM RAT FILMS, LLC– ("the Company") and in connection therewith subscribes for and agrees to purchase Preferred Units of Series Membership Interest Shares in this Offering and to make a capital contribution ("Capital Contribution") to the Company in the amount stated above, and on the terms provided for herein.
. The minimum initial subscription is $5,000.00, subject to the sole discretion of the Managing Committee to accept lesser amounts. The Investor agrees to, and understands, the terms and conditions upon which the Preferred Units of Series Membership Interest Shares are being offered.
(2) In the event this Subscription is not accepted by the Company, then the funds transmitted herewith shall be returned to the Investor, without reduction and without interest, and thereupon this Subscription Agreement shall be null and void.
(3) Investor understands that this Subscription is not binding on the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement where indicated below. The Company reserves the right to reject this Subscription for the purchase of Preferred Units of Series Membership Interest Shares for any reason or no reason, in whole or in part, and at any time prior to acceptance thereof. In the event of rejection of this Subscription, the Subscription Payment will be promptly returned to the Investor without deduction along with this Subscription Agreement, and this Subscription Agreement shall have no force and effect. Upon acceptance of this Subscription by the Company, the Investor shall be a shareholder. The account in which the Subscription Payments are received will not be an interest-bearing account.
(4) Investor acknowledges that he has received, read, understood and is familiar with the terms of the Offering pursuant to which this Subscription is being made. Purchaser further acknowledges that, except as set forth, no representations or warranties have been made to him by the Company, or by any person acting on behalf of the Company, with respect to the Preferred Units of Series Membership Interest Shares, the business of the Company, the financial condition of the Company, and/or the economic, tax or other aspects or consequences of a subscription for the Interest shares, and that the Purchaser has not relied upon any information concerning the Offering, written or oral, and the documents attached. Furthermore, no representations were made by the Company, which were in any way inconsistent with this Subscription Agreement or its exhibits.
(5) The Investor understands the business objectives and the business strategies, which may be pursued by the Company. The Investor's investment in the Preferred Units of Series Membership Interest Shares is consistent with the investment objectives and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor has not
reproduced, duplicated or delivered this Subscription Agreement to any other person, except professional advisors to the Investor or as instructed by Company principals.
(6) Investor recognizes that an investment in the Preferred Units of Series Membership Interest Shares involves significant RISKS. Investors were encouraged to seek independent counsel concerning subscribing to the Company's Interest shares.
(7) The Preferred Units of Series Membership Interest Shares have not been registered under the Securities Act of 1933, as amended ("the Act"), the CALIFORNIA Limited Liability Company Act, ("CALIFORNIA Act"), or the

securities laws of any State (taken together as "Act(s)"), but are being offered in reliance upon exemptions provided by Regulation D, Rule 506.

(8) Investor represents that he is acquiring the subscribed for hereunder as an investment for his own account and not for the accounts of others, and not for the transfer, assignment, resale or distribution thereof, in whole or in part.

(9) This Offering consists of Interest shares, which cannot be resold or otherwise transferred unless they are registered under the Act(s) or conveyed via a provable exemption at both the Federal and State levels. The Company is the only entity which may register the Preferred Units of Series Membership Interest Shares contained in the Offering under the Act(s) and the Company has not made any representations regarding the registration of the Preferred Units of Series Membership Interest Shares or compliance with Regulation D or some other exemption under the Act(s). Investor will not sell or attempt to sell the Preferred Units of Series Membership Interest Shares without registration under the Act(s) and any other applicable State law, unless such exemptions exist and are proven to the Company by a written opinion of legal counsel at the Investor's expense. Investor acknowledges and accepts all of the restrictions and conditions set forth in the Act(s) regarding these Interest shares

(10) The Investor hereby acknowledges that no representations or guarantees have been made to him as to the performance of the aforementioned securities by any agent or representative of the Company and the Investor understands that he/she may not make any return on the investment and
may, in fact, lose the investment.

(11) The Investor agrees and is aware that:

       (a) no Federal or State agency has passed upon the Preferred Units of Series Membership Interest Shares or made any findings or determination as to the fairness of this investment; and

       (b) there are substantial risks of loss of investment incidental to the purchase of the Interest shares.

(12) The Investor understands that there is no public or private market for the aforementioned securities and that he may not be able to sell the aforementioned securities in the future. Any future offer or sale of the aforementioned securities may require registration with the SEC, the State of CALIFORNIA or any other States' securities administrations where the Company intends to offer or sell its securities, or there must be an available exemption from registration by the Investor as to which the Company makes no warranties or representations.

(13) The Investor understands that he/she/it has an absolute right to rescind his/her/its purchase within three days after Investor first tender's consideration for the securities. In order to rescind the purchase, Investor must deliver a letter or telegram to the offices of the Company at 5502 Corteen Pl. Valley Village, CA 91607, Attention: MANAGER, within the three-day rescission period and state in such letter that the securities purchase is being rescinded.

(14) The Investor understands that the Company's business, methods and operations are PROPRIETARY AND CONFIDENTIAL. Investor agrees to hold such information in confidence and not divulge such information to anyone. Investor further agrees not compete with the activities of the Company in any manner that might adversely affect the performance of the Company. Investor further agrees that any confidential information of the Company shall be deemed a "trade secret" as that term is defined under the Economic Espionage Act of 1996 (the "Act"). Investor further agrees and acknowledges that the provisions of this Agreement constitute reasonable steps by the Company under the Act and applicable provisions of the CALIFORNIA Statutes to maintain the secrecy and confidentiality of the Company's proprietary, confidential and trade secret information.

(15) Purchaser understands that, in furtherance of the transfer restrictions stated above:

       (i) The Company will record stop transfer instructions in its shares record books to restrict an impermissible resale or other transfer of the securities; and

       (ii) Each document evidencing the securities will bear a restrictive legend in substantially the following form: The Preferred Units of Series Membership Interest Shares evidenced by this certificate have not been registered under either the Securities Act of 1933, as amended, or the securities laws of any State including the CALIFORNIA Act, as amended. These securities may not be offered for sale, sold, assigned, pledged, hypothecated, or otherwise transferred at any time absent either (A) registration of the transaction under the Securities Act of 1933, as amended, the CALIFORNIA Act, as amended, and every other applicable State securities law or (B) the issuer's receipt of an acceptable opinion of counsel that registration of the transaction under those laws is not required.

II. REPRESENTATIONS AND WARRANTIES

Investor represents and warrants as follows:

(a) The offer to sell the Preferred Units of Series Membership Interest Shares was directly communicated to Investor prior to the date hereof and done in such a manner that Investor, and his counsel and advisors, if applicable, were able to ask questions and receive answers concerning the terms of this Offering;

(b) The Investor and/or his purchaser representative were given access by the Company to all requested information and material to the extent such materials and information were possessed by the Company.

(c) The Investor can afford a complete loss of the investment in the Interest shares, can afford to hold the investment in the Preferred Units of Series Membership Interest Shares for an indefinite period of time, and acknowledges that distributions, if paid, may be paid in cash or in kind.

(d) The Investor is acquiring the Preferred Units of Series Membership Interest Shares subscribed for herein for its own account, for investment purposes only and not with a view to distribute or resell such Preferred Units of Series Membership Interest Shares in whole or in part.

(e) The Investor hereby agrees to be otherwise bound by the terms of the Operating Agreement and understands that as a condition of ownership of this Membership Interest, hereby executes, adopts, and agrees to all terms of, and all conditions and representations under, the Operating Agreement and the Series Supplement.

III. INDEMNIFICATION

(1) The Investor hereby releases, acquits, indemnifies and holds harmless the Company and its officers, directors, employees, agents, and those acting in concert or participation with them from:

(a) any and all claims, actions or matters having to do with the lack of registration of the aforementioned securities; and

(b) any and all claims or actions which are related to or caused by the Investor's failure to fulfill any of the terms and conditions of this Agreement; and

(c) any and all claims or actions which arise out of or are based upon the Investor providing material misstate of facts, misleading or false information to the Company or its representatives, or failing to disclose material facts in these Subscription Documents or otherwise in connection with this Offering.

Investor shall indemnify the Company from the foregoing claims and actions, and will be responsible for all damages, costs, and expenses arising there from, including attorney's fees through trial, arbitration and appeal.

IV. MISCELLANEOUS PROVISIONS

(1) The Investor agrees that the terms and conditions of this Agreement shall be governed by and construed in accordance with the laws of State of CALIFORNIA without regard to any statutory or common-law provision pertaining to conflicts of laws. Investor agrees that only courts of competent jurisdiction in State of CALIFORNIA shall have concurrent jurisdiction with the arbitration tribunals of the American Arbitration Association for purposes of entering temporary, preliminary and permanent injunctive relief and with regard to any action arising from the Offering or out of any breach or alleged breach of this Agreement. Investor agrees to submit to the personal jurisdiction of such courts and any other applicable court within the State of STATE OF LLC.

(2) Investor agrees that all controversies, claims, disputes and matters in question arising out of, or related to the Offering, this Agreement, the breach of this Agreement, or any other matter or claim whatsoever between Investor and the Company shall be decided by binding arbitration before the American Arbitration Association, utilizing its Commercial Rules. Venue for any arbitration between the Company and Investor shall be and is mandatory in State of STATE OF LLC, to the exclusion of all other places of venue, for all matters that arise under this Agreement.

(3) This Agreement may be amended or modified only in a writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.

(4) Investor agrees and acknowledges that The GYM RAT FILMS, LLC is a CALIFORNIA Series Limited Liability Company, and neither The GYM RAT FILMS, LLC as a whole, nor any other Series therein, aside from "" are a

party to this Agreement. Under any and all circumstances, the Investor's remedy for any and all breaches of this Agreement shall not apply to The GYM RAT FILMS LLC, nor any other Series therein. The Investor knowingly and expressly waives any right to collect a future judgment on, or put
a lien against, any assets other than those held by "" alone.

(5) This Agreement binds and inures to the benefit of the representatives, heirs, successors and permitted assigns of the respective parties hereto.

(6) Each party hereto agrees for itself, its successors and permitted assigns to execute any and all instruments necessary for the fulfillment of the terms of this Agreement.

(7) This Agreement may be executed in counterparts.

(8) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any governing provisions of the rules, regulations, statutes, or internally prepared documents or agreements of the Investor. The signature on this Agreement is genuine, and the signatory, if the Investor is an individual, has legal
competence and capacity to execute the same, or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms. Investor acknowledges that he/she/it has read the foregoing material and understands its content and scope, and Investor accepts all the terms,
conditions, and restrictions set forth herein.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date set forth below.

Date: _August 06, 2019
For Individual Investors: For Investors other than Individuals:

_____ Leilani Turner
Signature (Print or Type Name of Investor)

_____ By: _____
(Print or Type Name)
As: _____
(Title)

_____ _____
Signature (if joint) (Print or Type Name of Signatory)

_____
(Print or Type Name)

Gym Rat Films, LLC

IN WITNESS WHEREOF, as of this _1_ day of _____December_____, _2019__, the Investor identified as such below ("Purchaser" or "Investor") hereby executes this Subscription Agreement and subscribes to:

TOTAL SUBSCRIPTION FOR: $ ____85,000_____ ($5,000.00 for each Unit Purchased)
_____17_____ of the 22 Units of Class "A" Membership Interest Shares with each Unit consisting of five percent (5%) equity ownership in the GYM RAT FILMS, LLC – a California Limited Liability Company. The percentage may increase or decrease based on the relationship of the unit purchase price to the ultimate designated budget. The total offering represents 50% equity of the Company priced at $5,000.00 per Unit for a maximum of $110,000.00, which may fluctuate based on the needs of the production. The investor pool shall receive 120% of their respective initial investment prior to any profit distribution to non-investor equity participants

Investor understands and agrees that:

I. SUBSCRIPTION FOR THE PURCHASE OF INTEREST SHARES.

(1) The Investor agrees to become a shareholder of GYM RAT FILMS, LLC– ("the Company") and in connection therewith subscribes for and agrees to purchase Preferred Units of Series Membership Interest Shares in this Offering and to make a capital contribution ("Capital Contribution") to the Company in the amount stated above, and on the terms provided for herein.
. The minimum initial subscription is $5,000.00, subject to the sole discretion of the Managing Committee to accept lesser amounts. The Investor agrees to, and understands, the terms and conditions upon which the Preferred Units of Series Membership Interest Shares are being offered.
(2) In the event this Subscription is not accepted by the Company, then the funds transmitted herewith shall be returned to the Investor, without reduction and without interest, and thereupon this Subscription Agreement shall be null and void.
(3) Investor understands that this Subscription is not binding on the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement where indicated below. The Company reserves the right to reject this Subscription for the purchase of Preferred Units of Series Membership Interest Shares for any reason or no reason, in whole or in part, and at any time prior to acceptance thereof. In the event of rejection of this Subscription, the Subscription Payment will be promptly returned to the Investor without deduction along with this Subscription Agreement, and this Subscription Agreement shall have no force and effect. Upon acceptance of this Subscription by the Company, the Investor shall be a shareholder. The account in which the Subscription Payments are received will not be an interest-bearing account.
(4) Investor acknowledges that he has received, read, understood and is familiar with the terms of the Offering pursuant to which this Subscription is being made. Purchaser further acknowledges that, except as set forth, no representations or warranties have been made to him by the Company, or by any person acting on behalf of the Company, with respect to the Preferred Units of Series Membership Interest Shares, the business of the Company, the financial condition of the Company, and/or the economic, tax or other aspects or consequences of a subscription for the Interest shares, and that the Purchaser has not relied upon any information concerning the Offering, written or oral, and the documents attached. Furthermore, no representations were made by the Company, which were in any way inconsistent with this Subscription Agreement or its exhibits.
(5) The Investor understands the business objectives and the business strategies, which may be pursued by the Company. The Investor's investment in the Preferred Units of Series Membership Interest Shares is consistent with the investment objectives and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor has not reproduced, duplicated or delivered this Subscription Agreement to any other person, except professional advisors to the Investor or as instructed by Company principals.
(6) Investor recognizes that an investment in the Preferred Units of Series Membership Interest Shares involves significant RISKS. Investors were encouraged to seek independent counsel concerning subscribing to the Company's Interest shares.
(7) The Preferred Units of Series Membership Interest Shares have not been registered under the Securities Act of 1933, as amended ("the Act"), the CALIFORNIA Limited Liability Company Act, ("CALIFORNIA Act"), or the

securities laws of any State (taken together as "Act(s)"), but are being offered in reliance upon exemptions provided by Regulation D, Rule 506.

(8) Investor represents that he is acquiring the subscribed for hereunder as an investment for his own account and not for the accounts of others, and not for the transfer, assignment, resale or distribution thereof, in whole or in part.

(9) This Offering consists of Interest shares, which cannot be resold or otherwise transferred unless they are registered under the Act(s) or conveyed via a provable exemption at both the Federal and State levels. The Company is the only entity which may register the Preferred Units of Series Membership Interest Shares contained in the Offering under the Act(s) and the Company has not made any representations regarding the registration of the Preferred Units of Series Membership Interest Shares or compliance with Regulation D or some other exemption under the Act(s). Investor will not sell or attempt to sell the Preferred Units of Series Membership Interest Shares without registration under the Act(s) and any other applicable State law, unless such exemptions exist and are proven to the Company by a written opinion of legal counsel at the Investor's expense. Investor acknowledges and accepts all of the restrictions and conditions set forth in the Act(s) regarding these Interest shares

(10) The Investor hereby acknowledges that no representations or guarantees have been made to him as to the performance of the aforementioned securities by any agent or representative of the Company and the Investor understands that he/she may not make any return on the investment and may, in fact, lose the investment.

(11) The Investor agrees and is aware that:

    (a) no Federal or State agency has passed upon the Preferred Units of Series Membership Interest Shares or made any findings or determination as to the fairness of this investment; and

    (b) there are substantial risks of loss of investment incidental to the purchase of the Interest shares.

(12) The Investor understands that there is no public or private market for the aforementioned securities and that he may not be able to sell the aforementioned securities in the future. Any future offer or sale of the aforementioned securities may require registration with the SEC, the State of CALIFORNIA or any other States' securities administrations where the Company intends to offer or sell its securities, or there must be an available exemption from registration by the Investor as to which the Company makes no warranties or representations.

(13) The Investor understands that he/she/it has an absolute right to rescind his/her/its purchase within three days after Investor first tender's consideration for the securities. In order to rescind the purchase, Investor must deliver a letter or telegram to the offices of the Company at 5502 Corteen Pl. Valley Village, CA 91607, Attention: MANAGER, within the three-day rescission period and state in such letter that the securities purchase is being rescinded.

(14) The Investor understands that the Company's business, methods and operations are PROPRIETARY AND CONFIDENTIAL. Investor agrees to hold such information in confidence and not divulge such information to anyone. Investor further agrees not compete with the activities of the Company in any manner that might adversely affect the performance of the Company. Investor further agrees that any confidential information of the Company shall be deemed a "trade secret" as that term is defined under the Economic Espionage Act of 1996 (the "Act"). Investor further agrees and acknowledges that the provisions of this Agreement constitute reasonable steps by the Company under the Act and applicable provisions of the CALIFORNIA Statutes to maintain the secrecy and confidentiality of the Company's proprietary, confidential and trade secret information.

(15) Purchaser understands that, in furtherance of the transfer restrictions stated above:

    (i) The Company will record stop transfer instructions in its shares record books to restrict an impermissible resale or other transfer of the securities; and

    (ii) Each document evidencing the securities will bear a restrictive legend in substantially the following form: The Preferred Units of Series Membership Interest Shares evidenced by this certificate have not been registered under either the Securities Act of 1933, as amended, or the securities laws of any State including the CALIFORNIA Act, as amended. These securities may not be offered for sale, sold, assigned, pledged, hypothecated, or otherwise transferred at any time absent either (A) registration of the transaction under the Securities Act of 1933, as amended, the CALIFORNIA Act, as amended, and every other applicable State securities law or (B) the issuer's receipt of an acceptable opinion of counsel that registration of the transaction under those laws is not required.

II. REPRESENTATIONS AND WARRANTIES

Investor represents and warrants as follows:

(a) The offer to sell the Preferred Units of Series Membership Interest Shares was directly communicated to Investor prior to the date hereof and done in such a manner that Investor, and his counsel and advisors, if applicable, were able to ask questions and receive answers concerning
the terms of this Offering;
(b) The Investor and/or his purchaser representative were given access by the Company to all
requested information and material to the extent such materials and information were possessed by the Company.
(c) The Investor can afford a complete loss of the investment in the Interest shares, can afford to hold the investment in the Preferred Units of Series Membership Interest Shares for an indefinite period of time, and acknowledges that distributions, if paid, may be paid in cash or in kind.
(d) The Investor is acquiring the Preferred Units of Series Membership Interest Shares subscribed for herein for its own account, for investment purposes only and not with a view to distribute or resell such Preferred Units of Series Membership Interest Shares in whole or in part.
(e) The Investor hereby agrees to be otherwise bound by the terms of the Operating Agreement and understands that as a condition of ownership of this Membership Interest, hereby executes, adopts, and agrees to all terms of, and all conditions and representations under, the Operating Agreement and the Series Supplement.

III. INDEMNIFICATION

(1) The Investor hereby releases, acquits, indemnifies and holds harmless the Company and its officers, directors, employees, agents, and those acting in concert or participation with them from:
    (a) any and all claims, actions or matters having to do with the lack of registration of the aforementioned securities; and
    (b) any and all claims or actions which are related to or caused by the Investor's failure to fulfill any of the terms and conditions of this Agreement; and
    (c) any and all claims or actions which arise out of or are based upon the Investor providing material misstate of facts, misleading or false information to the Company or its representatives, or failing to disclose material facts in these Subscription Documents or otherwise in
connection with this Offering.

Investor shall indemnify the Company from the foregoing claims and actions, and will be responsible for all damages, costs, and expenses arising
there from, including attorney's fees through trial, arbitration and appeal.

IV. MISCELLANEOUS PROVISIONS

(1) The Investor agrees that the terms and conditions of this Agreement shall be governed by and construed in accordance with the laws of State of CALIFORNIA without regard to any statutory or common-law provision pertaining to conflicts of laws. Investor agrees that only courts of competent jurisdiction in State of CALIFORNIA shall have concurrent jurisdiction with the arbitration tribunals of the American Arbitration Association for purposes of entering temporary, preliminary and permanent injunctive relief and with regard to any action arising from the Offering or out of any breach or alleged breach of this Agreement. Investor agrees to submit to the personal jurisdiction of such courts and any other applicable court within the State
of STATE OF LLC.
(2) Investor agrees that all controversies, claims, disputes and matters in question arising out of, or related to the Offering, this Agreement, the breach of this Agreement, or any other matter or claim whatsoever between Investor and the Company shall be decided by binding arbitration before
the American Arbitration Association, utilizing its Commercial Rules. Venue for any arbitration between the Company and Investor shall be and is mandatory in State of STATE OF LLC, to the exclusion of all other places of venue, for all matters that arise under this Agreement.
(3) This Agreement may be amended or modified only in a writing signed by the parties hereto. No evidence shall be admissible in any court concerning any alleged oral amendment hereof. This Agreement fully integrates all prior agreements and understandings between the parties concerning its subject matter.
(4) Investor agrees and acknowledges that The GYM RAT FILMS, LLC is a CALIFORNIA Series Limited Liability Company, and neither The GYM RAT FILMS, LLC as a whole, nor any other Series therein, aside from "" are a

party to this Agreement. Under any and all circumstances, the Investor's remedy for any and all breaches of this Agreement shall not apply to The GYM RAT FILMS LLC, nor any other Series therein. The Investor knowingly and expressly waives any right to collect a future judgment on, or put

a lien against, any assets other than those held by "" alone.

(5) This Agreement binds and inures to the benefit of the representatives, heirs, successors and permitted assigns of the respective parties hereto.

(6) Each party hereto agrees for itself, its successors and permitted assigns to execute any and all instruments necessary for the fulfillment of the terms of this Agreement.

(7) This Agreement may be executed in counterparts.

(8) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any governing provisions of the rules, regulations, statutes, or internally prepared documents or agreements of the Investor. The signature on this Agreement is genuine, and the signatory, if the Investor is an individual, has legal

competence and capacity to execute the same, or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms. Investor acknowledges that he/she/it has read the foregoing material and understands its content and scope, and Investor accepts all the terms, conditions, and restrictions set forth herein.

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date set forth below.

Date: ___December, 1_____, 2019

For Individual Investors: For Investors other than Individuals:



_____ _____

Signature (Print or Type Name of Investor)

_Joshua Murray_____ By: _____

(Print or Type Name)

As: _____

(Title)

_____ _____

Signature (if joint) (Print or Type Name of Signatory)

_____

(Print or Type Name)